SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  1)*

TIDEWATER INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88642R 10 9

(CUSIP Number)

October 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/X/   Rule 13d-1(b)

/  /    Rule 13d-1(c)

/  /    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

CUSIP NO.: 88642R 10 9	13G	Page 2 of 6 Pages

Amendment No. 1

1.	NAMES OF REPORTING PERSONS The Northwestern Mutual Life Insurance Company

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) / / (b) /X /
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 727,534
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 727,534

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 727,534
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions): N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 2.8%
12.	TYPE OF REPORTING PERSON (See Instructions): IC

CUSIP NO.: 88642R 10 9	13G	Page 3 of 6 Pages

Amendment No. 1

Item 1

(a)	Name of Issuer: Tidewater Inc.

(b)	Address of Issuer’s Principal Executive Offices: 601 Poydras Street, Suite 1500, New Orleans, LA 70130

Item 2

(a)	Name of Person Filing: The Northwestern Mutual Life Insurance Company

(b)	Address of Principal Business Office: 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202

(c)	Citizenship or Place of Organization: Wisconsin

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 88642R 10 9

Item 3	If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	/ / Broker or Dealer registered under Section 15 of the Act

(b)	/ / Bank as defined in section 3(a)(6) of the Act

(c)	/X/ Insurance company as defined in section 3(a)(19) of the Act

(d)	/ / Investment company registered under section 8 of the Investment Company Act of 1940

(e)	/ / An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)

(f)	/ / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)

(g)	/ / A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

CUSIP NO.: 88642R 10 9	13G	Page 4 of 6 Pages

Amendment No. 1

(h)	/ / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	/ / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

(j)	/ / A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J)

(k)	/ / Group, in accordance with section 240.13d-1(b)(1)(ii)(K)

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership

(a)      Amount Beneficially Owned: 727,534 shares. Of such amount, 716,301 shares are owned directly by The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”). Northwestern Mutual may be deemed to be the indirect beneficial owner of 11,233 shares owned by The Northwestern Mutual Life Insurance Company Group Annuity Separate Account (“GASA”).

Northwestern Mutual Investment Management Company, LLC (successor to Northwestern Mutual Capital, LLC), a wholly owned company of Northwestern Mutual, serves as an investment advisor to Northwestern Mutual and GASA, and it shares voting and investment power with respect to all of the aforementioned holdings. Northwestern Mutual Investment Management Company, LLC’s principal place of business is 720 East Wisconsin Avenue, Milwaukee, Wisconsin, 53202. It is organized under Delaware law.

(b)      Percent of Class: 2.8%

(c)      Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

0

CUSIP NO.: 88642R 10 9	13G	Page 5 of 6 Pages

Amendment No. 1

(ii)	Shared power to vote or to direct the vote: 727,534

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 727,534

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.

Item 6	Ownership of More than Five Percent on Behalf of Another Person: N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: N/A

Item 8	Identification and Classification of Members of the Group: N/A

Item 9	Notice of Dissolution of Group: N/A

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

CUSIP NO.: 88642R 10 9	13G	Page 6 of 6 Pages

Amendment No. 1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 5, 2018

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

By:	/s/ Chris K. Gawart
Chris K. Gawart
Vice President and General Counsel

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